Filed by Republic Servies, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Republic Services, Inc. (Commission File No. 1-14267)
On August 14, 2008, Republic Services, Inc. issued the attached statement regarding the proposal received from Waste Management, Inc. on August 11, 2008.
Contacts for Republic Services:

Media:	Investors:	Both:
Will Flower	Tod Holmes	Chuck Burgess
(954) 769-6392	(954) 769-2387	The Abernathy MacGregor Group
	or	(212) 371-5999
Ed Lang
(954) 769-3591
REPUBLIC SERVICES DECLINES TO ENTER INTO DISCUSSIONS WITH WASTE
MANAGEMENT FOLLOWING REVIEW OF REVISED MERGER PROPOSAL
Board Continues to Believe that the Waste Management Proposal Does Not Constitute,
And Could Not Reasonably Be Expected to Lead to, a Superior Proposal
Republic Services Reiterates Commitment to Merger with Allied Waste
To Create a Leading Waste and Environmental Services Provider
FORT LAUDERDALE, Fla., August 14, 2008 — Republic Services, Inc. (NYSE: RSG) today announced that its Board of Directors, after careful consultation with its legal and financial advisors, unanimously determined that the Waste Management, Inc. (NYSE: WMI) revised proposal announced on August 11 continues to undervalue Republic Services and fails to satisfactorily address the issues identified by the Board in its response to Waste Management’s first proposal. As a result, the Board believes that the revised proposal does not constitute, and could not reasonably be expected to lead to, a transaction that is more favorable to Republic stockholders than the merger currently contemplated between Republic and Allied Waste Industries, Inc. (NYSE: AW).
Republic stated that, having made such a determination, it may not, under Republic’s existing merger agreement with Allied Waste, furnish information to, or have discussions and negotiations with, Waste Management.

In a letter to Waste Management, Republic Services stated that the Republic Board unanimously believes that the revised Waste Management proposal “still substantially undervalues Republic,” given that the proposal values Republic at a premium of just 10% over the five-day average closing stock price of Republic stock prior to the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination and a premium of approximately five percent over Republic’s 52-week high. The letter also cites the Board’s belief that the revised Waste Management proposal remains substantially more conditional than the merger with Allied Waste. In particular, Republic noted that the regulatory and financing risks to Republic shareholders were not materially reduced in the revised proposal.
Republic’s Board continues to believe the Allied Waste merger offers more long-term value and certainty for its stockholders, and the company remains committed to moving forward with its integration planning and achieving regulatory and shareholder approval for the transaction. Republic also said that its Board of Directors has not changed its recommendation of the existing merger with Allied.
Below is the full text of the letter Republic Services sent to Waste Management:

August 14, 2008
David P. Steiner
Chief Executive Officer
Waste Management, Inc.
1001 Fannin, Suite 4000
Houston, Texas 77002
Dear David,
     I am writing to respond to your letter of August 11, 2008, revising Waste Management Inc.’s proposal to acquire Republic Services, Inc. Our Board continues to believe that the Waste Management proposal is not a basis to change Republic’s strategic direction.
     After careful consultation with our outside legal and financial advisors, our Board of Directors unanimously determined that the Waste Management proposal does not constitute, and could not reasonably be expected to lead to, a transaction that is more favorable to Republic stockholders than the merger currently contemplated with Allied. As you know, Republic is legally bound to its merger agreement with Allied, and under the merger agreement, having made such a determination, Republic may not furnish information to, or have discussions and negotiations with, Waste Management.

     The Board is unanimously of the view that the revised Waste Management proposal still substantially undervalues Republic. Your revised proposal represents a premium of less than 10% to the average closing price of the five trading days before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination, and a premium of approximately 5% to Republic’s 52 week high.
     The Board believes that the merger between Republic and Allied will create significant value generating opportunities, including significant cost saving synergies, which will result in additional value for Republic stockholders. Republic is not for sale, and financial analyses described in our proxy statement support an independent standalone valuation of the merged company substantially above $37.00 per share. Our shareholders have expressed to us, privately and publicly, their appreciation of the potential value of the Republic-Allied Waste merger. Based upon our contacts with shareholders, our Board believes that Republic shareholders would not want that potential value sold on the cheap.
     As to your other points, you state that your proposal “charts a course without any additional risk, cost or delay to Republic.” Upon analyzing your proposal carefully, we do not see the basis for your statement, causing us to continue to question Waste Management’s true motives for proposing a transaction with Republic.
     Our assessment remains that a transaction with Waste Management will involve significant additional regulatory risk, notwithstanding your assurances to the contrary. Based on our contractual provisions and our meetings to date with regulators, we feel very comfortable that the Allied Waste transaction will receive all necessary approvals. The same cannot be said for your proposal, despite the claims of your most recent letter. We believe a Waste Management transaction is likely to require substantially greater divestitures than a merger with Allied Waste and more than what would be required to comply with the 1999 consent decree. You have not expressed a commitment to undertake the level of divestitures necessary to consummate a Waste Management transaction, providing us with no greater confidence about your ability to successfully complete a transaction. Given this, the proposed $250 million break-up fee fails to adequately address this risk, as it neither guarantees consummation nor makes Republic whole if the transaction were not consummated due to antitrust concerns.
     As to financing, our Board is still concerned that Waste Management has not executed customary financing commitments for the more than $7.5 billion of cash needed to complete your proposed transaction. For a transaction of the magnitude you propose, your assurances that financing is forthcoming are simply not sufficient. Your statement that the terms of the financing “may improve” if we were negotiating does not excuse your failure to evidence your financial capability to complete the transaction in a customary fashion.

     Your express condition that Waste Management maintain an investment grade rating continues to be troubling, especially in light of Waste Management’s commitment to maintain its current level of dividends. In that regard we note the cautionary statements issued by the rating agencies, including a comment on August 11 by a Moody’s analyst that Waste Management’s revised proposal “would require significant financing to complete and, if incremental debt were used for the transaction, could result in credit metrics at WMI that fall deeper into speculative grade rating territory...”
     Finally, our Board continues to believe that extended timing will be required to complete a transaction with Waste Management, and you have not provided sufficient details about your “ticking fee” proposal to address this issue. While your “ticking fee” proposal may address the financial impact of a delay in closing, it does not address operational issues and additional contingencies that would result from a protracted delay.
     Pursuant to the above considerations and others, discussed at length with outside legal and financial counsel, the Board of Directors of Republic unanimously determined that the Waste Management proposal does not constitute, and could not reasonably be expected to lead to, a Superior Proposal, as defined in Section 6.02 of the Republic-Allied merger agreement. Therefore, the Board has declined to authorize Republic to provide Waste Management with information or engage in discussions and negotiations with Waste Management.
On behalf of the Board of Directors,
James E. O’Connor
Chairman and Chief Executive Officer
About Republic Services, Inc.
Republic Services, Inc. is a leading provider of environmental services including solid waste collection, transfer and disposal services in the United States. The company’s operating units are focused on providing solid waste services for commercial, industrial, municipal and residential customers.
Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Republic and Allied. On August 1, 2008, Republic filed with the Securities and Exchange Commission a Registration Statement on Form S-4 containing a Joint Preliminary Proxy Statement/Prospectus concerning the proposed transaction with Allied, which is subject to review by the SEC. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Republic and Allied. INVESTORS AND SECURITY HOLDERS OF REPUBLIC AND ALLIED ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Republic and Allied through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Republic Services, Inc., 110 SE 6th Street, 28th Floor, Fort Lauderdale, Florida, 33301 Attention: Investor Relations or by directing a request to Allied Waste Industries, Inc., 18500 North Allied Way, Phoenix, Arizona 85054, Attention: Investor Relations.

Participants in Solicitation
Republic, Allied and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Republic’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 2, 2008, and information regarding Allied’s directors and executive officers is available in Allied’s Annual Report on Form 10-K, for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008 and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 10, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
Information Regarding Forward-Looking Statements
Certain statements and information included herein constitute forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by words such as will, expects, intends, and similar words. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks, uncertainties, and other factors that may cause actual results to differ materially from expectations expressed in such forward-looking statements, many of which are beyond the control of Republic or Allied. Such risks, uncertainties and other factors include: regulatory and litigation matters and risks, legislative developments, changes in tax and other laws, the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction, risks that the combined company may not achieve anticipated synergies, risks that the acquisition may not be accretive to earnings in the anticipated time frame, or at all, risks that the combined company may not generate expected cash flows, risks that the anticipated financing may not be secured, as well as risks relating to the business and operations of both Republic and Allied included in their respective filings with the Securities and Exchange Commission. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements made herein are only made as of the date of this press release and the parties hereto undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.
# # #

5